United States securities and exchange commission logo





                              July 1, 2022

       Jeff A. Zadoks
       Chief Financial Officer
       Post Holdings, Inc.
       2503 S. Hanley Road
       St. Louis, Missouri 63144

                                                        Re: Post Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2021
                                                            Filed November 19,
2021
                                                            File No. 001-35305

       Dear Mr. Zadoks:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended September 30, 2021

       General

   1. We note that you provided more expansive disclosure in your 2021 Environmental Social
                                                        Governance Report and
on your website than you provided in your SEC filings. Please advise us what
consideration you gave to providing the same type of climate-related disclosure in your SEC
filings as you provided in your ESG Report and on your website.
       Risk Factors, page 15

   2. Disclose the material effects of transition risks related to climate change that may affect your business,
financial condition, and results of operations, such as policy and regulatory changes that could
impose operational and compliance burdens, market trends that may alter business
opportunities, credit risks, or technological changes.
   3. Disclose any material litigation risks related to climate change and explain the potential
 Jeff A. Zadoks
FirstName   LastNameJeff A. Zadoks
Post Holdings,  Inc.
Comapany
July 1, 2022NamePost Holdings, Inc.
July 1,2 2022 Page 2
Page
FirstName LastName
         impact to the company.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
39

4. Revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. Please include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.
5. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
             decreased demand for goods that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
             increased demand for goods that result in lower emissions than competing products;
             increased competition to develop innovative new products that result in lower emissions;
             increased demand for generation and transmission of energy from alternative energy sources; and
             any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
6. If material, discuss the physical effects of climate change on your operations and results.
         This disclosure may include the following:
             quantification of material weather-related damages to your property or operations;
             potential for indirect weather-related impacts that have affected or may affect your major customers; and
             any weather-related impacts on the cost or availability of insurance.
         Include quantitative information for each of your last three fiscal years as part of your response and tell us whether changes are expected in future periods.
7. We note your disclosure on page 33 of your Form 10-K stating that you may be required to incur additional costs to comply with more stringent environmental laws and regulations. Tell us about and quantify any compliance costs related to climate change for the last three fiscal years and explain whether increased amounts are expected to be incurred in future periods.
8. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.
         Provide us with quantitative information regarding your purchase or sale of carbon credits or offsets during the last three fiscal years and amounts budgeted for future periods.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please contact Patrick Fullem at (202) 551-8337 or Sergio Chinos at
(202) 551-7844 with
 Jeff A. Zadoks
Post Holdings, Inc.
July 1, 2022
Page 3

any questions.



FirstName LastNameJeff A. Zadoks   Sincerely,
Comapany NamePost Holdings, Inc.
                                   Division of Corporation Finance
July 1, 2022 Page 3                Office of Manufacturing
FirstName LastName